Shareholder Meeting Results for the Apollo Tactical Income Fund
("AIF")

      On May 12, 2015, AIF held its Annual Meeting of
Shareholders for the election of Directors. The proposal was approved by AIF's shareholders and the results of the voting are as follows:

Name                  For                       Withheld
Barry Cohen11,       118,009.091              123,446.350
Elliot Stein, Jr.    11,102,698.485           138,756.956

      Robert L. Borden, Glenn N. Marchak, Todd J. Slotkin and
Carl J. Rickertsen continue to serve in their capacities as Directors of AIF.